RoRak LLC d/b/a Orolait			
Balance Sheet			
As of September 22, 2019			
	2017*	**2018**	**2019**
ASSETS			
Current Assests			
Bank Account			
BBVA Checking -6205	$0.00	$0.00	$576.96
TOTAL ASSETS	$0.00	$0.00	$576.96
LIABILITIES & EQUITY			
Liabilities	$0.00	$0.00	$0.00
Credit Cards	$0.00	$0.00	$0.00
Due to Owner	$0.00	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00	$0.00
Long-Term Liabilities	$0.00	$0.00	$0.00
TOTAL LIABILITIES	$0.00	$0.00	$0.00
EQUITY			
Owner Contributions			
Retained Earnings			$2,750.00
Net Income			
Total Equity			
TOTAL LIABILITIES AND EQUITY			
º Orolait was not incorporated until 9/12/18			